SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR

WITHDRAWAL OF REGISTRATION STATEMENT

UNDER RULE 477

The undersigned Registrant applies, pursuant to Rule 477 under the Securities Act of 1933, for withdrawal of its Registration Statement on Form S-3 (File No. 333-105434) (the “Registration Statement”).

The Registrant has been informed by the staff of the Commission that it is not eligible to use Form S-3. The Registrant, at the direction of the staff, has filed a Registration Statement on Form S-11 (File No. 333-106141) relating to the same securities. At the further direction of the staff, the Registrant requests the withdrawal of the Registration Statement to avoid duplication and confusion, which are inconsistent with the public interest and the protection of investors. No securities have been sold in connection with the registration statement on Form S-3.

Respectfully submitted this 19th day of June, 2003.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

By	/s/ Edward Dobranski
Name:	Edward Dobranski
Title:	Executive Vice President, General Counsel and Director

Copies to:

Kathleen L. Werner, Esq.

Roger D. Singer, Esq.

Clifford Chance US LLP

200 Park Avenue

New York, NY 10166